SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-13007

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Carver Federal Savings Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Carver Bancorp, Inc.
75 W. 125th Street
New York, New York 10027-4512

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule
August 31, 2012 and December 31, 2011

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Table of Contents

Page

Independent Auditors’ Report	1

Financial Statements:

Statement of Net Assets Available for Plan Benefits as of August 31, 2012 and December 31, 2011	2

Statement of Changes in Net Assets Available for Plan Benefits for the eight month period Ended August 31, 2012	3

Notes to Financial Statements	4-12

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of August 31, 2012	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

P&G ASSOCIATES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants in the
Carver Federal Savings Bank
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Carver Federal Savings Bank 401(k) Savings Plan (the Plan), as of, and the related statement of changes in net assets available for benefits for the year ended August 31, 2012 and December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2012 and December 31, 2011, and the changes in net assets available for benefits for the year ended August 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of August 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

/s/  P&G Associates

P&G Associates
April 15, 2013

646 Highway 18 East Brunswick, NJ 08816 877.651.1700 www.pandgassociates.com

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

As of August 31, 2012

Assets	2012	2011
Investments
Mutual Funds	$—	$1,478,220
Common Collective Trust	—	729,999
Self directed brokerage accounts:
Money Market Fund	—	67,113
Common Stocks	—	34,577
Bonds/Preferred Stock	—	12,935
Mutual Funds	—	114,338
Other	—	29,425
Cash	—	73
Total self directed brokerage	—	258,461
Common Stock - Carver Bancorp	—	2,220
Total investments	—	2,468,900

Other Assets
Participant loans	—	60,721
Cash	—	519
Other (Contributions Receivable, Accrued Income, etc.)	—	23,266
Total Other Assets	—	84,506

Total Assets	—	2,553,406

Liabilities
Unclaimed Checks	—	44,430
Total Liabilities	—	44,430

Net assets available for plan benefits at fair value	—	2,508,976
Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 2(b))	—	-0-
Net assets available for plan benefits	$—	$2,508,976

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Eight month period ended August 31, 2012

Additions to net assets attributed to:

Investment income
Net appreciation (depreciation) in fair value of investments	$69,673
Interest and Dividends	21,480
Other Income	5,748
Net investment gain (loss)	96,901

Contributions
Employer contributions	-0-
Participant contributions	207,149
Rollover contributions	12,600
Total contributions	219,749
Interest on Participant Loans	1,932

Total additions (subtractions)	318,582

Deductions from net assets attributed to:
Benefits paid to participants	148,380
Administrative expenses	82,521
Other Deductions	7,003
Transfer of Assets	2,589,654
Total deductions	2,827,558

Net increase (decrease) in assets available for plan benefits	(2,508,976)

Net assets available for plan benefits:
Beginning of Period	2,508,976

End of Period	$0

See accompanying notes to financial statements

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012

1.	Description of the Plan

The following description of the Carver Federal Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the plan and provisions. The Plan was terminated effective August 1, 2012. See footnote 7 for additional information.

(a)	General

The Plan is a non-standardized prototype defined contribution 401(k) Plan. Carver Federal Savings Bank (the “Company” or the “Employer”) established the Plan effective October 1, 1989, and last amended the Plan on November 15, 2010.  The Plan is administered by a Plan Administrator, who controls and manages the operations of the Plan. The Plan Administrator is Carver Federal Savings Bank, and the Plan’s operations are overseen by an Employee Benefits Committee named by the Company whose members are also employees or officers of the Company. The Plan’s Trustee is Bank of America, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Eligibility

All employees of the Company are eligible to participate in the Plan, except employees who have less than three months of service, employees who are members of a union that bargained separately for retirement benefits during negotiations, non-resident aliens who received no earned income from sources within the United States, employees of an affiliate that has not adopted the Plan, leased employees, any employee classified by the Company as a temporary employee, and expatriates assigned to the Employer of a participating affiliate on a non-permanent basis. If the employee is not excluded from participation due to the above eligibility requirements, he or she will become eligible to participate in the Plan and receive Company matching contributions upon attaining age 21 and completing three months of service. Eligible employees may enter the plan on the first day of the calendar month next following their meeting eligibility requirements.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012
(Continued)

(c)	Contributions

Every year, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company may make a matching contribution up to the first 4% of total compensation that a participant contributes as pre-tax contributions to the Plan. During 2011, the Company did not make such matching contributions. In addition, the Company may make a profit sharing discretionary contribution allocated as a percentage of participant’s compensation. The Plan was amended to cease making such matching contributions, effective January 1, 2011.

(d)	Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution, and (b) Plan earnings, and is charged with withdrawals, administrative expenses and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Investments

Participants direct the investment of their contributions and Company matching contributions, among mutual fund and other investment options as offered by the Plan.  In 2011, the Bank transferred funds from the Merrill Lynch Retirement Preservation Trust Fund to the Invesco Stable Value Ret CL 5 Fund.

(f)	Vesting

Participants are immediately 100% vested in their contributions, including “rollovers”, and the Company’s matching contribution, plus actual earnings thereon. Participants are vested in the Company’s profit sharing contributions, plus actual earnings thereon evenly over a five year vesting period (20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years).

The amounts of $0 and $9,616 forfeited non-vested account balances were used to reduce employer contributions during the eight month period ended August 31, 2012 and year ended December 31, 2011, respectively. There were $25,414 and

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012
(Continued)

$11 of forfeited non-vested balances as of August 31, 2012 and December 31, 2011, respectively.

(g)	Participant Loans

Participants may borrow from their fund accounts. Such participant loans must be a minimum of $1,000 and may increase up to a maximum of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

(h)	Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

(c)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ balances and the amounts reported in the statement of net assets available for plan benefits.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012
(Continued)

(d)	Asset Valuation and Income Recognition

The Plan’s investments are stated at fair value. Assets were held at Bank of America, N.A. at August 31, 2012, and December 31, 2011. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. These investments are valued at fair value as determined by a national exchange.

Participant loans are valued at outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012
(Continued)

3.	Administrative Expenses

Non-investment costs, administrative expenses, and audit expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

4.	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

5.	Investments

The Plan held the following investments:

	August 31,	December 31,
	2012	2011
Mutual Funds	$—	$1,478,220
Common Collective Trusts	—	729,999
Self Directed Brokerage Accounts	—	258,461
Common Stocks	—	2,220

Total	$—	$2,468,900

During 2012, the Plan’s investments (including gains and losses on investments bought, sold and held during the eight month period) appreciated (depreciated) in value by $69,673, as follows:

Mutual Funds	$70,250
Common Stock	(577)

Net Appreciation (Depreciation)	$69,673

In accordance with TOPIC 820, the Plan classifies its investments into Level 1, Level 2 and Level 3 as defined below:
Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012
(Continued)

Investments Held as of August 31, 2012	TOTAL	Level 1	Level 2
Common stock	$—	$—	$—
Mutual funds	—	—	—
Common/collective trust	—	—	—
Self –directed brokerage assets	—	—	—

Total	$—	$—	$—

Investments Held as of December 31, 2011	TOTAL	Level 1	Level 2
Common stock	$2,220	$2,220	$—
Mutual funds	1,478,220	1,478,220	—
Common/collective trust	729,999	—	729,999
Self –directed brokerage assets	258,461	258,461	—

Total	$2,468,900	$1,738,901	$729,999

There were no Investments classified as Level 3 in either 2011 or 2012, hence, there were no losses for these periods included in changes in net assets available for benefits attributable to the changes in unrealized gains or losses relating to assets still held at the reporting date for level 3 assets.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012
(Continued)

The following presents investments at August 31, 2012, and December 31, 2011 that represent 5% or more of the Plan’s net assets:

Fund Name	2012
As of August 1, 2012 the Plan had no investments exceeding 5% of the Plan’s net assets. The Plan’s assets were converted into cash and transferred into a multiemployer plan.	None

Fund Name	2011
Invesco Stable Value Ret CL 5	$729,999
Self-directed Brokerage Account	258,461
Delaware High Yield OPP CL R	219,955
Blackrock US Govt Bond CL R	193,893
Eaton Vance LRG CAP VAL R	175,324
American Growth Fund of Amer	169,921
Blackrock EQ Dividend R	127,373

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012

(Continued)

6.	Related-Party Transactions

The Plan’s investments include shares in a common collective trust and mutual funds managed by Bank of America and its affiliates, including Merrill Lynch. Bank of America also holds the assets of the Plan and also performs certain administrative functions. Therefore, transactions involving Bank of America, Merrill Lynch and/or their affiliates or with funds managed by them qualify as party-in-interest transactions.

Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain officers and employees of the Sponsor (Carver Federal Savings Bank) of the Plan, who may also be participants in the Plan, perform administrative services related to the operation, record keeping and financial reporting of the Plan.  The Sponsor pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan.

These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code and ERISA’s rules on prohibited transactions.

7.	Plan Termination

Effective August 1, 2012 Carver Federal Savings Bank has terminated the Carver Federal Savings 401(k) Savings Plan with Merrill Lynch.  The plan’s assets were liquidated August 2, 2012 and transferred to ADP TotalSource Retirement Savings Plan with MassMutual.  The ADP TotalSource Retirement Savings Plan with MassMutual is effective August 1, 2012

8.	Income Tax Status

The Plan adopted a prototype non-standardized 401(k) Plan.  The Internal Revenue Service has determined and informed the Sponsor through a letter dated March 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan Administrator believes that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statement.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Notes to Financial Statement

Eight month period ended August 31, 2012
(Concluded)

9.	Reconciliation of financial statements to Form 5500

There are no significant (other than rounding) reconciling items or differences between the Financial Statements and the Form 5500 relating to net assets available for Plan Benefits and changes in net assets as of August 31, 2012.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN
Schedule H Line 4i
Schedule of Assets (Held at End of Year)
As of August 31, 2012

Identity of Issue, Borrower or Similar Party	Description of Investment	Number of shares or Units	Current Value

None

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

Date: April 19, 2013	By:	/s/ Lucia Cameron
Lucia Cameron
Senior Vice President and
Chief HR Officer
Carver Federal Savings Bank

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm